# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FORWARD INDUSTRIES, INC., CIK 0000038264
CUSIP: 349862409
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 Veterans Memorial Hwy. Suite 100, Hauppauge, New York (NY), 11788
Date of event which requires filing of this statement: 09/11/2025
Filed by CIK 0002086701
Persons authorized to receive notices and communications: Matthew Hinerfeld, 600 West Chicago Ave. Suite 600, Chicago, Illinois (IL), 60654, (312) 205-8900

## Reporting persons
- J Digital 6 Cayman Ltd. (CIK 0002086701): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,843; sole dispositive power 0; shared dispositive power 7,947,843; aggregate amount beneficially owned 7,947,843 (9.3% of the class)
- J Digital 6 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,843; sole dispositive power 0; shared dispositive power 7,947,843; aggregate amount beneficially owned 7,947,843 (9.3% of the class)
- DYSO TC, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,843; sole dispositive power 0; shared dispositive power 7,947,843; aggregate amount beneficially owned 7,947,843 (9.3% of the class)
- PXG, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,843; sole dispositive power 0; shared dispositive power 7,947,843; aggregate amount beneficially owned 7,947,843 (9.3% of the class)
- William DiSomma: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,943; sole dispositive power 0; shared dispositive power 7,947,943; aggregate amount beneficially owned 7,947,943 (9.3% of the class)
- Paul Gurinas: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,947,943; sole dispositive power 0; shared dispositive power 7,947,943; aggregate amount beneficially owned 7,947,943 (9.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FORWARD INDUSTRIES, INC.
Address of issuer's principal executive offices: 700 Veterans Memorial Hwy. Suite 100, Hauppauge, New York (NY), 11788

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by (i) J Digital 6 Cayman Ltd., a Cayman Islands exempted company ("JD6 Cayman"), (ii) J Digital 6 LLC, a Delaware limited liability company ("JD6 Delaware"), (iii) DYSO TC, LLC, a Delaware limited liability company ("DYSO"), (iv) PXG, LLC, a Delaware limited liability company ("PXG"), (v) William DiSomma, and (vi) Paul Gurinas (collectively, the "Reporting Persons"). The Reporting Persons have executed a Joint Filing Agreement, dated September 18, 2025, with respect to the joint filing of this Schedule 13D, and any amendment hereto, a copy of which is attached hereto as Exhibit 99.1.

For information required by Instruction C to Schedule 13D with respect to the executive officers, directors and certain other persons (collectively, "Covered Persons") of the foregoing Reporting Persons that are not individuals, reference is made to Exhibit 99.2 attached hereto and incorporated herein by reference.
Residence or business address: The business address of JD6 Cayman is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The business address of each other Reporting Person is 600 West Chicago Ave., Suite 600, Chicago, IL 60654.
Present principal occupation or employment: The principal business of JD6 Cayman is to invest in digital assets and companies focusing on the blockchain industry. JD6 Delaware is a holding company for JD6 Cayman. DYSO and PXG are holding companies for various entities, including JD6 Delaware. Mr. DiSomma and Mr. Gurinas are the co-founders and ultimate beneficial owners of Jump Trading Group, which refers to a number of affiliated entities that focus on proprietary trading and investment activities across global financial markets. Jump Crypto is the division of Jump Trading Group that focuses on digital asset markets.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Covered Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: JD6 Cayman is a Cayman Islands exempted company. JD6 Delaware is a Delaware limited liability company managed by its members, DYSO and PXG. DYSO is a Delaware limited liability company managed by Mr. DiSomma. PXG is a Delaware limited liability company managed by Mr. Gurinas. Each of Mr. DiSomma and Mr. Gurinas is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 6, 2025, Forward Industries, Inc., a New York corporation (the "Issuer"), entered into a securities purchase agreement (the "Securities Purchase Agreement") with JD6 Cayman and certain other accredited investors (the "Purchasers"), pursuant to which the Issuer sold and issued to the Purchasers in a private placement (the "Private Placement") an aggregate of (i) 77,144,562 shares of common stock of the Issuer, par value $0.01 per share (the "Common Stock"), at an offering price of $18.50 per share and (ii) pre-funded warrants to purchase up to an aggregate of 12,031,364 shares of Common Stock at an offering price of $18.49999 per pre-funded warrant. On September 11, 2025 (the "Closing Date"), in exchange for the aggregate cash purchase price of $114,040,000, the Reporting Persons acquired (i) 6,164,324 shares of Common Stock pursuant to the Securities Purchase Agreement and (ii) an additional 1,783,519 shares of Common Stock from the Company pursuant to a Lead Investor Agreement, and rights to purchase additional shares of Common Stock pursuant to the Lead Investor Warrant (subject to the Lead Investor Warrant becoming exercisable), which are described under Item 6 below, as consideration for JD6 Cayman's commitment to participate in the Private Placement.

The source of funds for the Reporting Persons' purchase of shares of Common Stock was from affiliate working capital.

William DiSomma and Paul Gurinas also have shared voting and dispositive power over an additional 100 shares of Common Stock held by Jump Trading, LLC, a Delaware limited liability company ("Jump Trading").

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock and Lead Investor Warrant for investment purposes. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time, in each case subject to the restrictions discussed below in Item 6. Each of the Reporting Persons reserves the right to increase or decrease its holdings of the Issuer's securities on such terms and at such times as each may decide, subject to applicable legal requirements and the restrictions discussed below in Item 6. Jump Trading is a broker-dealer registered under the Act. Jump Trading may act as a market maker and/or engage in brokerage activities in the Issuer's securities and any related derivatives.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer's operations, assets, prospects, and business development, the Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations, including without limitation the cryptocurrency markets and the markets for Solana tokens. The Reporting Persons may in the future discuss their investment in the Issuer and the foregoing investment considerations with other shareholders, management, the board of directors, existing or potential strategic partners or competitors of the Issuer, other investors, industry analysts and/or others and may take actions intended to improve the Issuer's financial results and/or maximizing shareholder value through various strategic alternatives, including changes to the capitalization, ownership structure, operations, or organizational documents of the Issuer, or any strategic transaction or similar opportunities. These considerations, discussions and other factors may result in the Reporting Persons acquiring additional Issuer securities, hedging their investment in Issuer securities or selling, trading or otherwise disposing of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests, in each case subject to the restrictions discussed below in Item 6. There is no assurance that the Reporting Persons will take any such actions.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell, distribute or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law (including pursuant to a sale or distribution plan adopted pursuant to Rule 10b5-1 under the Act), subject to the restrictions discussed below in Item 6.

The Reporting Persons may from time to time in the ordinary course of business pledge, lend, or transfer the securities of the Issuer to brokers, banks or other financial institutions (the "Lenders") as collateral for loans or other obligations of the Reporting Persons pursuant to margin, prime brokerage, loan, or other financing arrangements. If the Reporting Persons enter such arrangements, the Lenders may acquire the right to vote and/or dispose of the securities of the Issuer held as collateral.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, JD6 Cayman owns 7,947,843 shares of Common Stock. JD6 Delaware owns JD6 Cayman; DYSO and PXG each own 50% of JD6 Delaware; Mr. DiSomma beneficially owns DYSO; and Mr. Gurinas beneficially owns PXG. Each of JD6 Delaware, DYSO, PXG, Mr. DiSomma and Mr. Gurinas has shared voting and dispositive power over the shares held by JD6 Cayman. As such, each of JD6 Delaware, DYSO, PXG, Mr. DiSomma and Mr. Gurinas may be deemed to beneficially own the shares held by JD6 Cayman.

As of the date hereof, Jump Trading owns 100 shares of Common Stock. Jump Trading Holdings, LLC, a Delaware limited liability company ("Jump Trading Holdings"), wholly owns Jump Trading; Jump Financial, LLC, a Delaware limited liability company ("Jump Financial"), beneficially owns Jump Trading Holdings; and Mr. DiSomma and Mr. Gurinas beneficially own Jump Financial. As such, Mr. DiSomma and Mr. Gurinas may be deemed to beneficially own the shares held by Jump Trading.

Collectively, the Reporting Persons may be deemed to beneficially own 9.3% of the outstanding Common Stock, which percentage is calculated based upon 85,067,662 shares of Common Stock outstanding as of September 16, 2025, as reported in the Issuer's Registration Statement on Form S-3ASR, filed with the SEC on September 17, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, JD6 Cayman, JD6 Delaware, DYSO, and PXG share voting and dispositive power over 7,947,843 shares of Common Stock; and Mr. DiSomma and Mr. Gurinas share voting and dispositive power over 7,947,943 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as described herein and in Exhibit 99.3, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, the Issuer has agreed to certain restrictions on the issuance and sale of the Issuer's securities for a period beginning on the date of the Securities Purchase Agreement until the thirtieth (30th) day following the date the resale registration statement filed pursuant to the Registration Rights Agreement (as defined below) (the "Resale Registration Statement") becomes effective, subject to certain exceptions.

Registration Rights Agreement
In connection with the Private Placement, JD6 Cayman entered into a Registration Rights Agreement, dated September 6, 2025 (the "Registration Rights Agreement"), providing for customary registration rights with respect to the Shares, the Lead Investor Shares, and the shares of Common Stock underlying the Lead Investor Warrant.

Lead Investor Agreement

On September 6, 2025, the Issuer entered into a Lead Investor Agreement (the "Lead Investor Agreement") with JD6 Cayman and another investor to secure the commitment of JD6 Cayman and such other investor in the Private Placement. In consideration of JD6 Cayman's subscription in the Private Placement, the Issuer issued to JD6 Cayman on the Closing Date, in addition to the shares of Common Stock acquired by JD6 Cayman pursuant to the Securities Purchase Agreement: (i) 1,783,519 shares of Common Stock (the "Lead Investor Shares"), and (ii) a warrant to purchase up to 4,458,796 shares of Common Stock (the "Lead Investor Warrant"). The exercise price per share of the Lead Investor Warrant is $0.01 per share and the Lead Investor Warrant will become exercisable, if at all, as follows: (A) one-third (1/3) of the Lead Investor Warrant will be exercisable on and after the first date on which the closing trading price of the Common Stock on its principal stock exchange is equal to or greater than $27.75 (as adjusted for stock splits, combinations and other similar transactions) for 20 out of 30 trading days following the effectiveness of the Resale Registration Statement; (B) one-third (1/3) of the Lead Investor Warrant will become exercisable on and after the first date on which the closing trading price of the Common Stock on its principal stock exchange is equal to or greater than $37.00 (as adjusted for stock splits, combinations and other similar transactions) for 20 out of 30 trading days following the effectiveness of the Resale Registration Statement; and (C) one-third (1/3) of the Lead Investor Warrant will become exercisable on and after the first date on which the closing trading price of the Common Stock on its principal stock exchange is equal to or greater than $46.25 (as adjusted for stock splits, combinations and other similar transactions) for 20 out of 30 trading days following the effectiveness of the Resale Registration Statement.
The shares of Common Stock that may become issuable upon exercise of the Lead Investor Warrant are not reflected in the cover pages to this Schedule 13D because the exercisability of the Lead Investor Warrant is subject to a contingency that is not within the control of any Reporting Person, as described above.

In addition, JD6 Cayman may not exercise any portion of the Lead Investor Warrant to the extent that JD6 Cayman, together with any persons whose beneficial ownership of Common Stock would be aggregated with JD6 for purposes of Section 13(d) of the Act, would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise (the "Blocker"). Upon 61 days' prior notice to the Issuer, JD6 Cayman, as the holder of the Lead Investor Warrant, may increase or decrease the Blocker, provided that the Blocker in no event exceeds 19.99% of the issued and outstanding shares of Common Stock.

The Lead Investor Warrant does not expire.

Pursuant to the Lead Investor Agreement, the Issuer agreed to invite a representative of JD6 Cayman to attend all meetings of the Board in a nonvoting observer capacity.

Lock-Up Agreement

In connection with the Private Placement, JD6 Cayman executed a Lock-Up Agreement (i) with respect to the Lead Investor Shares, for a period ending on the earlier of (A) the one-year anniversary of the Closing Date and (B) six months from the Closing Date if, at any time after the Closing Date, the volume-weighted average price of the Common Stock is equal to or greater than $27.75 (as adjusted for stock splits, combinations and other similar transactions) for 20 out of 30 trading days and (ii) with respect to the shares of Common Stock purchased by JD6 Cayman pursuant to the Securities Purchase Agreement and any shares of Common Stock issuable upon exercise by JD6 Cayman of the Lead Investor Warrant, for a period ending six months from the effectiveness of the Resale Registration Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement
Exhibit 99.2 - Additional Item 2(a) Information
Exhibit 99.3 - Transactions in Common Stock During the Past Sixty Days
Exhibit 99.4 - Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 8, 2025).
Exhibit 99.5 - Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 8, 2025).
Exhibit 99.6 - Lead Investor Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 8, 2025).

## Signatures
- J Digital 6 Cayman Ltd.: /s/ Samarth Haribhakti, Samarth Haribhakti, Director (09/18/2025)
- J Digital 6 LLC: /s/ Matthew Hinerfeld, Matthew Hinerfeld, Authorized Signatory (09/18/2025)
- DYSO TC, LLC: /s/ William DiSomma, William DiSomma, Manager (09/18/2025)
- PXG, LLC: /s/ Paul Gurinas, Paul Gurinas, Manager (09/18/2025)
- William DiSomma: /s/ William DiSomma, William DiSomma (09/18/2025)
- Paul Gurinas: /s/ Paul Gurinas, Paul Gurinas (09/18/2025)